SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
________________________

GAMCO Investors, Inc.
(Name of Subject Company)
________________________

GAMCO Investors, Inc.
(Names of Filing Persons - Offeror)
________________________

Class A Common Stock, $0.001 Par Value
(Title of Class of Securities)
________________________

361438104

(CUSIP Number of Class of Securities)
________________________

Kevin Handwerker

GAMCO Investors, Inc.

One Corporate Center

Rye, New York 10580

(914) 921-5192

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Elizabeth Gonzalez-Sussman, Esq.
Olshan Frome Wolosky LLP
1325 Avenue of the Americas

New York, New York 10019
(212) 451-2300

________________________

CALCULATION OF FILING FEE:

Transaction Valuation(1)	Amount of Filing Fee(2)
$30,000,000	$3,894.00

(1)       The transaction value is estimated only for purposes of calculating the filing fee. This amount is based on the offer to purchase for not more than $30,000,000 in aggregate of Class A common stock, par value $0.001 per share.

(2)       The amount of the filing fee, calculated pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $129.80 per $1,000,000 of the value of the transaction.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not Applicable

Form or Registration No.: Not Applicable

Filing Party: Not Applicable

Date Filed: Not Applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of a tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐ Rule 13e-4(i) (Cross-Border Issuer Tender Offer) ☐ Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTION

This Tender Offer Statement on Schedule TO relates to the offer (the “Offer”) by GAMCO Investors, Inc. (the “Company”) to purchase up to $30,000,000 in value of shares of its Class A common stock, $0.001 par value per share, at a price not less than $15.00 nor greater than $17.00 per share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase for Cash dated March 11, 2020 (together with any amendments or supplements thereto, the “Offer to Purchase”), a copy of which is attached hereto as Exhibit (a)(1)(A), and in the related Letter of Transmittal (together with any amendments and supplements thereto, the “Letter of Transmittal”), a copy of which is attached hereto as Exhibit (a)(1)(B). This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Securities Exchange Act of 1934, as amended. The information contained in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference in response to all of the items of this Schedule TO, as more particularly described below.

Item 1.	SUMMARY TERM SHEET

The information set forth in the Offer to Purchase under “Summary Term Sheet” is incorporated herein by reference.

Item 2.	SUBJECT COMPANY INFORMATION

(a)	The name of the subject company and issuer is GAMCO Investors, Inc., a Delaware corporation. The Company’s principal executive offices are located at 191 Mason Street, Greenwich, CT 06830 and One Corporate Center, Rye, New York 10580, and its telephone number is (203) 629-2726.

(b)	The information set forth in the Offer to Purchase under “Summary Term Sheet” and under “The Offer, Section 2, Number of Shares; Proration” is incorporated herein by reference. As of March 6, 2020, the Company had issued and outstanding approximately 8,690,897 shares of Class A common stock.

(c)	Information about the trading market and price of the shares is set forth under “The Offer, Section 9, Price Range of Shares” of the Offer to Purchase and is incorporated herein by reference.

Item 3.	IDENTITY AND BACKGROUND OF FILING PERSON

(a)	The Company is the filing person and the subject company. The names of the executive officers and directors of the Company are as follows:

Name	Position with the Company
Mario J. Gabelli	Chairman, Chief Executive Officer and Co-Chief Investment Officer of GAMCO Asset Management Inc. – Value Portfolios
Douglas R. Jamieson	President and Chief Operating Officer of GAMCO Asset Management Inc., and Former President and Chief Operating Officer of the Company
Kevin Handwerker	Executive Vice President, General Counsel and Secretary
Kieran Caterina	Senior Vice President, Chief Accounting Officer, and Principal Financial Officer
Bruce N. Alpert	Senior Vice President
Henry G. Van der Eb	Senior Vice President
Edwin L. Artzt	Director
Raymond C. Avansino, Jr.	Director
Leslie B. Daniels	Director
Eugene R. McGrath	Director
Robert S. Prather, Jr.	Director
Elisa M. Wilson	Director

The Company’s principal executive offices are located at 191 Mason Street, Greenwich, CT 06830 and One Corporate Center, Rye, New York 10580, and its telephone number is (203) 629-2726.

The address of our Chairman, Mario J. Gabelli, GAMCO Investors, Inc., is 191 Mason Street, Greenwich, CT 06830. The address for the rest of our directors and executive officers is c/o GAMCO Investors, Inc., One Corporate Center, Rye, NY 10580.

The information set forth in the Offer to Purchase under “The Offer, Section 8, Information Concerning the Company and Purposes of the Offer—Information Concerning the Company” is incorporated herein by reference.

Item 4.	TERMS OF THE TRANSACTION

(a)	Information about the terms of the transaction under “Summary Term Sheet” and “The Offer, Sections 1 through 14” of the Offer to Purchase is incorporated herein by reference.

(b)	The information set forth in the Offer to Purchase under “The Offer, Section 8, Information Concerning the Company and Purposes of the Offer—Participation by Directors, Executive Officers, and Affiliates” is incorporated herein by reference.

Item 5.	PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

(e)	The information set forth in the Offer to Purchase under “The Offer, Section 11, Transactions and Agreements Concerning Shares – Agreements and Arrangements Relating to the Company’s Securities” is incorporated herein by reference.

Item 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

(a)	The information set forth in the Offer to Purchase under “The Offer, Section 8, Information Concerning the Company and Purposes of the Offer—Purposes of the Offer; Certain Effects of the Offer; Plans and Proposals” is incorporated herein by reference.

(b)	The information set forth in the Offer to Purchase under “The Offer, Section 8, Information Concerning the Company and Purposes of the Offer—Purposes of the Offer; Certain Effects of the Offer; Plans and Proposals” is incorporated herein by reference.

(c)	The information set forth in the Offer to Purchase under “The Offer, Section 8, Information Concerning the Company and Purposes of the Offer—Purposes of the Offer; Certain Effects of the Offer; Plans and Proposals” is incorporated herein by reference.

Item 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

(a)	The information set forth in the Offer to Purchase under “The Offer, Section 10, Source and Amount of Funds” is incorporated herein by reference.

(b)	Not applicable.

(d)	Not applicable.

Item 8.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY

(a)	The information set forth in the Offer to Purchase under “The Offer, Section 8, Information Concerning the Company and Purposes of the Offer—Beneficial Ownership of Common Stock by Directors, Executive Officers, and Controlling Shareholders” is incorporated herein by reference.

(b)	The information set forth in the Offer to Purchase under “The Offer, Section 8, Information Concerning the Company and Purposes of the Offer—Securities Transactions” is incorporated herein by reference.

Item 9.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

(a)	The Company has retained Computershare Trust Company, N.A. (“Computershare”) to act as the Depositary in connection with the Offer and will pay Computershare a fee for its services, plus other costs and reimbursement for out-of-pocket expenses.

Computershare will be indemnified by the Company against certain liabilities and expenses in connection therewith.

Neither the Company nor any of its directors, officers or employees, nor the Depositary, makes any recommendation to shareholders as to whether to tender or refrain from tendering their shares.

Item 10.	FINANCIAL STATEMENTS

(a)	Not applicable.

(b)	Not applicable.

Item 11.	ADDITIONAL INFORMATION

(a)	(1)	The information set forth in the Offer to Purchase under “The Offer, Section 11, Transactions and Agreements Concerning Shares—Other Agreements and Relationships with Executive Officers, Directors, Controlling Persons and Subsidiaries” of the Offer to Purchase is incorporated herein by reference.

(2)	There are no applicable regulatory requirements or approvals needed for the Offer.

(3)	Not applicable.

(4)	Not applicable.

(5)	None.

(c)	The information in the Offer to Purchase and the related Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, is incorporated herein by reference.

Item 12.	EXHIBITS

The following are attached as exhibits to this Schedule TO:

(a)	(1)	(A)	Offer to Purchase for Cash, dated March 11, 2020.

(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9).

(C)	Notice of Guaranteed Delivery.

(D)	Form of letter to brokers, dealers, commercial banks, trust companies and other nominees.

(E)	Form of letter to be used by brokers, dealers, commercial banks, trust companies and other nominees to their clients.

(5)	Press Release dated March 9, 2020 (incorporated by reference to the Schedule TO-C filed by the Company on March 9, 2020).

(b)	Not applicable.

(d)	(1)	The Company’s 2002 Stock Award and Incentive Plan (incorporated by reference to Exhibit A to the Company’s definitive proxy statement on Schedule 14A filed with the Securities and Exchange Commission on April 30, 2002).

(2)	First Amendment to the Company’s 2002 Stock Award and Incentive Plan (incorporated by reference to Annex D to the Company’s definitive proxy statement on Schedule 14A filed with the Securities and Exchange Commission on October 30, 2013).

(3)	Second Amendment to the Company’s 2002 Stock Award and Incentive Plan (incorporated by reference to Exhibit A to the Company’s definitive proxy statement on Schedule 14A filed with the Securities and Exchange Commission on April 21, 2016).

(4)	Restricted Stock Unit Agreement, dated December 21, 2015, by and between the Company and Mario J. Gabelli (incorporated by reference to Exhibit 99.2 to the Company’s Report on Form 8-K dated December 21, 2015 filed with the Securities and Exchange Commission on December 28, 2015).

(5)	Restricted Stock Unit Agreement, dated December 23, 2016, by and between the Company and Mario J. Gabelli (incorporated by reference to Exhibit 99.1 to the Company’s Report on Form 8-K dated December 23, 2016 filed with the Securities and Exchange Commission on December 29, 2016).

(6)	Restricted Stock Unit Agreement, dated September 30, 2017, by and between the Company and Mario J. Gabelli (incorporated by reference to Exhibit 99.1 to the Company’s Report on Form 8-K dated September 30, 2017 filed with the Securities and Exchange Commission on October 5, 2017).

(7)	Employment Agreement between the Company and Mario J. Gabelli (incorporated by reference to Exhibit 10.1 to Company's Report on Form 8-K dated February 6, 2008 filed with the Securities and Exchange Commission on February 7, 2008).

(8)	Transitional Administrative and Management Services Agreement, dated November 30, 2015, by and between the Company and Associated Capital Group, Inc. (incorporated by reference to Exhibit 10.2 to the Company’s Report on Form 8-K dated November 30, 2015 filed with the Securities and Exchange Commission on December 4, 2015).

(9)	Service Mark and Name License Agreement, dated November 30, 2015, by and between the Company and Associated Capital Group, Inc. (incorporated by reference to Exhibit 10.1 to the Company's Report on Form 8-K dated November 30, 2015 filed with the Securities and Exchange Commission on December 4, 2015).

(10)	Tax Indemnity and Sharing Agreement, dated November 30, 2015, by and between GAMCO Investors, Inc. and Associated Capital Group, Inc. (incorporated by reference to Exhibit 10.4 to the Company's Report on Form 8-K dated November 30, 2015 filed with the Securities and Exchange Commission on December 4, 2015).

(g)	None.

(h)	Not applicable.

Item 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GAMCO INVESTORS, INC.

By:	/s/ Kieran Caterina
Name:	Kieran Caterina
Title:	Principal Financial Officer

Date: March 11, 2020

Exhibit Index

(a)	(1)	(A)	Offer to Purchase for Cash, dated March 11, 2020.

(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9).

(C)	Notice of Guaranteed Delivery.

(D)	Form of letter to brokers, dealers, commercial banks, trust companies and other nominees.

(E)	Form of letter to be used by brokers, dealers, commercial banks, trust companies and other nominees to their clients.

(5)	Press Release dated March 9, 2020 (incorporated by reference to the Schedule TO-C filed by the Company on March 9, 2020).

(b)	Not applicable.

(d)	(1)	The Company’s 2002 Stock Award and Incentive Plan (incorporated by reference to Exhibit A to the Company’s definitive proxy statement on Schedule 14A filed with the Securities and Exchange Commission on April 30, 2002).

(2)	First Amendment to the Company’s 2002 Stock Award and Incentive Plan (incorporated by reference to Annex D to the Company’s definitive proxy statement on Schedule 14A filed with the Securities and Exchange Commission on October 30, 2013).

(3)	Second Amendment to the Company’s 2002 Stock Award and Incentive Plan (incorporated by reference to Exhibit A to the Company’s definitive proxy statement on Schedule 14A filed with the Securities and Exchange Commission on April 21, 2016).

(4)	Restricted Stock Unit Agreement, dated December 21, 2015, by and between the Company and Mario J. Gabelli (incorporated by reference to Exhibit 99.2 to the Company’s Report on Form 8-K dated December 21, 2015 filed with the Securities and Exchange Commission on December 28, 2015).

(5)	Restricted Stock Unit Agreement, dated December 23, 2016, by and between the Company and Mario J. Gabelli (incorporated by reference to Exhibit 99.1 to the Company’s Report on Form 8-K dated December 23, 2016 filed with the Securities and Exchange Commission on December 29, 2016).

(6)	Restricted Stock Unit Agreement, dated September 30, 2017, by and between the Company and Mario J. Gabelli (incorporated by reference to Exhibit 99.1 to the Company’s Report on Form 8-K dated September 30, 2017 filed with the Securities and Exchange Commission on October 5, 2017).

(7)	Employment Agreement between the Company and Mario J. Gabelli (incorporated by reference to Exhibit 10.1 to Company's Report on Form 8-K dated February 6, 2008 filed with the Securities and Exchange Commission on February 7, 2008).

(8)	Transitional Administrative and Management Services Agreement, dated November 30, 2015, by and between the Company and Associated Capital Group, Inc. (incorporated by reference to Exhibit 10.2 to the Company’s Report on Form 8-K dated November 30, 2015 filed with the Securities and Exchange Commission on December 4, 2015).

(9)	Service Mark and Name License Agreement, dated November 30, 2015, by and between the Company and Associated Capital Group, Inc. (incorporated by reference to Exhibit 10.1 to the Company's Report on Form 8-K dated November 30, 2015 filed with the Securities and Exchange Commission on December 4, 2015).

(10)	Tax Indemnity and Sharing Agreement, dated November 30, 2015, by and between GAMCO Investors, Inc. and Associated Capital Group, Inc. (incorporated by reference to Exhibit 10.4 to the Company's Report on Form 8-K dated November 30, 2015 filed with the Securities and Exchange Commission on December 4, 2015).